UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 09, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on Form 6-K contains Vodafone Group Plc’s (‘Vodafone’) interim management statement for the quarter ended 31 December 2010.

Use of Non-GAAP Financial Information

In presenting and discussing our reported operating results and cash flows, certain information is derived from amounts calculated in accordance with International Financial Reporting Standards (‘IFRS’), but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Cash flow measures

In presenting and discussing our reported results, free cash flow is calculated and presented even though this measure is not recognised under IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•

free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow does not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary such as cash flows relating to acquisitions and disposals or certain financing activities. In addition it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•	free cash flow facilitates comparability of results with other companies although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•	this measure is used by management for planning, reporting and incentive purposes; and

•	this measure is useful in connection with discussions with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to free cash flow is provided below:

	Quarter ended 31 December
	2010	2009
	£m	£m
Cash generated by operations	3,557	4,134

Cash capital expenditure, net of disposals(1)	(1,470)	(1,550)
Dividends received from associates and investments	210	162
Other	(1,211)	(939)

Free cash flow	1,086	1,807

Note:

(1)     Cash paid for the purchase of property, plant and equipment and intangible assets other than licence and spectrum payments.

Organic growth

All amounts in this report marked with an (*) represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. We believe that “organic growth”, which is not intended to be a substitute for or superior to reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•                  it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•                  it is used for internal performance analysis; and

•                  it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.

Reconciliations of organic growth to reported growth can be found below and on pages 8, 10 and 12.  Furthermore, all amounts in this document marked with an “(*)” represent organic growth.

					% change
			M&A	Foreign
		Organic	activity	exchange	Reported

Group
Revenue	Q3	3.5	0.2	(0.7)	3.0
Other revenue	Q3	16.3	(1.5)	0.2	15.0

Europe
Enterprise revenue	Q3	1.3	0.2	(3.9)	(2.4)
Enterprise revenue	Q2	0.2	0.1	(3.5)	(3.2)
Germany – data revenue	Q3	28.5	–	(6.5)	22.0
Italy – data revenue	Q3	21.7	–	(6.1)	15.6
Italy – fixed line revenue	Q3	8.9	–	(6.1)	2.8
Spain – data revenue	Q3	11.9	–	(5.3)	6.6
UK – data revenue	Q3	29.5	–	–	29.5
Netherlands – service revenue	Q3	6.1	(10.9)	(4.8)	(9.6)
Turkey – service revenue	Q3	31.7	3.8	7.5	43.0
Germany – service revenue(1)	Q3	2.3	–	(4.9)	(2.6)
Germany – mobile service revenue	Q3	3.6	–	(5.0)	(1.4)

Africa, Middle East and Asia Pacific
Egypt – service revenue	Q3	1.3	–	(1.9)	(0.6)
Vodacom – service revenue(2)	Q3	4.6	–	10.7	15.3
VHA – service revenue	Q3	10.3	–	13.5	23.8
Vodacom’s operations outside South Africa – service revenue	Q3	14.0	–	0.1	14.1

Previous regional structure
Europe – service revenue	Q2	(0.8)	–	(3.7)	(4.5)
Africa and Central Europe – service revenue	Q2	5.8	0.5	5.7	12.0
Asia Pacific and Middle East – service revenue	Q2	12.2	0.1	10.9	23.2

Non-controlled interests
Verizon Wireless service revenue	Q3	7.0	4.0	(3.5)	7.5

Note:

(1)  Excluding termination rate cuts.

(2)  Excluding the impact of reclassifications between non-service revenue and service revenue during the quarter.

Reconciliations of movements in organic revenue growth in service revenue and revenue between the current quarter (Q3 2011) and the previous quarter (Q2 2011) can be found below.

						% change
				M&A	Foreign
			Organic	activity	exchange	Reported

Service revenue	Europe	Q3 2011	0.2	0.1	(3.8)	(3.5)
		Q2 2011	0.1	0.1	(3.4)	(3.2)
		Change	0.1	–	(0.4)	(0.3)

	Africa, Middle East and Asia Pacific	Q3 2011	9.3	0.1	8.7	18.1
		Q2 2011	9.0	0.4	11.0	20.4
		Change	0.3	(0.3)	(2.3)	(2.3)

	Group	Q3 2011	2.5	0.4	(0.8)	2.1
		Q2 2011	2.3	0.4	(0.2)	2.5
		Change	0.2	–	(0.6)	(0.4)

	Egypt	Q3 2011	1.3	–	(1.9)	(0.6)
		Q2 2011	(0.8)	–	3.6	2.8
		Change	2.1	–	(5.5)	(3.4)

Revenue	Group	Q3 2011	3.5	0.2	(0.7)	3.0
		Q2 2011	2.7	0.4	(0.2)	2.9
		Change	0.8	(0.2)	(0.5)	0.1

INTERIM MANAGEMENT STATEMENT FOR THE QUARTER ENDED

31 DECEMBER 2010

Further improvements in revenue growth

•                  Group service revenue +2.5%(*), fifth sequential quarter of improvement - both regions delivered faster growth rates

•                  Strong service revenue growth in India +16.7%(*), Turkey +31.7%(*), the UK +7.0%(*) and Vodacom +5.6%(*). Excluding termination rate cuts, growth was solid in Germany at +2.3%(*) (headline +1.1%(*)). Performance was stable in Italy with revenue growth of -1.4%(*). Conditions remain challenging in Spain at -7.4%(*)

•                  Verizon Wireless service revenue +7.0%(*); strong customer and data growth. iPhone from February 2011

•     Underlying free cash flow generation remains strong

•                  Outlook confirmed, with adjusted operating profit now expected to be towards the upper end of the £11.8 -£12.2 billion range before the impact of the Verizon Wireless iPhone launch

	Quarter ended	Change year on year		Change compared to Q2
	31 December 2010	Reported	Organic	Organic
	£m	%	%	pps
Group revenue	11,894	+3.0	+3.5	+0.8

Group service revenue	10,960	+2.1	+2.5	+0.2
Europe	7,657	(3.5)	+0.2	+0.1
Africa, Middle East and Asia Pacific	3,210	+18.1	+9.3	+0.3

Capital expenditure	1,545	+14.5

Free cash flow	1,086	(39.9)

Progress against strategic priorities

•                  Data: revenue +27.2%(*) led by higher smartphone penetration and data attach rates in Europe

•                  European data pricing: tiered plans launched in eight markets. New smartphone roaming plans launched in November

•                  Enterprise: improved trend with Europe service revenue +1.3%(*) and Vodafone Global Enterprise revenue up approximately 6%(*)

•                  Total communications: fixed line revenue +4.7%(*), with fixed broadband customers +11.7%(*)

•                 Shareholder returns: £1.1 billion of £2.8 billion share buy-back executed by the end of the quarter

Vittorio Colao, Chief Executive, commented

“This is the fifth successive quarter of service revenue growth improvement, with strong results from India, Turkey, the UK and Vodacom. In addition, Verizon Wireless continues to show strong momentum. Our performance has been driven by the effective execution of our strategy to strengthen our businesses and deliver growth, particularly in data services and emerging markets.”

OPERATING REVIEW

Group overview

Group revenue increased by 3.5%(*) to £11.9 billion and Group service revenue increased by 2.5%(*) to £11.0 billion. This represents a further improvement on the previous quarter with both regions delivering improved service revenue growth.

Europe service revenue growth continued to be positive at 0.2%(*), a 0.1 percentage point improvement on the previous quarter. We delivered strong service revenue growth in the UK at 7.0%(*) and Turkey at 31.7%(*). In Germany, where we benefited from the introduction of the iPhone in October, service revenue grew 2.3%(*) after adjusting for the impact of termination rate cuts, with mobile service revenue up 3.6% on the same basis. Spain continued to see declining organic service revenue growth as a result of the challenging economic environment and an increasingly competitive market. In Italy the rate of organic service revenue decline was broadly unchanged, however, we continue to react in this increasingly competitive market. Our southern European markets continue to be impacted by weak economic environments.

The Group changed its organisational structure on 1 October 2010(1). On the basis of the previous structure, service revenue growth in Europe was -0.9%(*) for the quarter compared to -0.8%(*) in the previous quarter.

In Africa, Middle East and Asia Pacific service revenue grew 9.3%(*), a 0.3 percentage point improvement on the previous quarter. Organic service revenue growth in India and Vodacom was ahead of the previous quarter with improvements driven by strong net customer additions of 8.7 million and 2.2 million respectively, strong usage trends and continued growth from data services.

At Verizon Wireless, service revenue grew by 7.0%(*) driven by good net customer growth and higher data revenue led by smartphone sales. On 11 January 2011 Verizon Wireless announced that it would begin to sell the iPhone from 10 February 2011.

Data revenue continues to drive our growth strategy, with growth of 27.2%(*) resulting from strong smartphone and mobile connectivity sales. On an annualised basis the Group’s data revenue has grown to over £5 billion, exceeding messaging revenue for the first time ever. Enterprise revenue growth increased to 1.3%(*) in Europe, compared to 0.2%(*) in the previous quarter, with good performance in Italy, the UK and in Germany reflecting several significant enterprise client wins. Fixed line revenue grew by 4.7%(*) driven by positive net customer additions taking the fixed broadband customer base to 6.0 million.

Capital expenditure was £1.5 billion, 14.5% higher than the same quarter last year mainly as a result of timing issues. Year to date, capital expenditure increased by 0.7%. The key drivers were India, where import restrictions were lifted and deployment of the 3G network has begun, continued network enhancement in Turkey, investment in Vodacom’s South African mobile data network and continued capital expenditure in Europe to maintain superior network quality.

Free cash flow before licence and spectrum payments and one-off tax related payments was £1.1 billion, lower than last year due primarily to working capital movements as the Group took advantage of early settlement terms in December. Cumulative free cash flow generation to 31 December of £4.6 billion is consistent with our expectations for free cash flow guidance for the year.

Net debt at 31 December 2010 was £30.3 billion, slightly lower than at 30 September 2010, as free cash flow generation and the initial proceeds from the sale of the Group’s SoftBank interests broadly offset £1.0 billion of shares bought back under the share buy-back programme and one-off tax related payments in the UK, India and China during the quarter.

Note:

(*)       All amounts in this document marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.

OPERATING REVIEW

Guidance for the 2011 financial year(2)(3)

In the third quarter, overall trading was consistent with our expectations underlying financial guidance for the current financial year. We continue to expect a full year EBITDA margin decline at a substantially lower rate than that experienced in the 2010 financial year.

We now expect adjusted operating profit to be towards the upper end of the £11.8 - 12.2 billion range that we communicated in November. This is before taking into account the impact of the Verizon Wireless iPhone launch, which we will separately identify when we release our preliminary results in May.

Free cash flow is still expected to be in excess of £6.5 billion and we intend to maintain capital expenditure at a similar level to the 2010 financial year, adjusted for foreign exchange rate movements, as we continue to invest to support the quality of our networks.

Summary

This fifth sequential improvement in Vodafone’s quarterly service revenue growth rate has been delivered through effective commercial execution across the Group’s regions and demonstrates the successful implementation of the Group’s strategy to strengthen its businesses and to deliver growth from data services and emerging markets in particular.

We are now focused on implementing our updated strategy to deliver sustainable revenue growth and stabilising EBITDA margins over the medium-term. This, together with our pursuit of liquidity and value from the Group’s non-controlled investments, is expected to drive enhanced free cash flow and returns for shareholders.

Notes:

(1)     See “Change in segments” on page 14.

(2)     The guidance ranges for the 2011 financial year set out on page 37 of the Group’s 2010 annual report and the updated guidance for the 2011 financial year set out on page 7 of the Group’s 2010/11 H1 results and strategy update included full year foreign exchange rate assumptions of £1:€1.15 and £1:US$1.50. The actual rates experienced during the nine months ended 31 December 2010 were £1:€1.18 and £1:US$1.54. On a full year basis a 1% change in the euro / sterling exchange rate would impact adjusted operating profit by approximately £70 million and free cash flow by approximately £60 million and a 1% change in the dollar / sterling exchange rate would impact adjusted operating profit by approximately £45 million.

(3)     The Group’s guidance does not include the impact of licence and spectrum purchases, material one-off tax related payments and settlements, and restructuring costs and assumes no material change to the current structure of the Group.

OPERATING REVIEW

Europe

Revenue declined by 1.9% reflecting a 3.8 percentage point impact from unfavourable foreign exchange rate movements. On an organic basis service revenue increased by 0.2%(*) reflecting continued growth in Germany, the UK, the Netherlands and Turkey which more than offset the declines in the Group’s southern and other central European markets. Strong growth in data revenue of 22.7%(*) offset lower voice revenue driven by the weak economic environment as well as continued market and regulatory pressure.

Revenue	Quarter ended		Change
	31 December			M&A	Foreign
	2010	2009	Reported	activity	exchange	Organic
	£m	£m	%	%	%	%

Germany	1,915	1,991	(3.8)	–	(4.9)	1.1
Italy	1,378	1,470	(6.3)	–	(4.9)	(1.4)
Spain	1,170	1,328	(11.9)	–	(4.5)	(7.4)
UK	1,260	1,177	7.0	–	–	7.0
Other Europe(1)	1,990	2,023	(1.6)	0.6	(3.4)	1.2
Eliminations	(56)	(57)

Service revenue(1)	7,657	7,932	(3.5)	0.1	(3.8)	0.2

Other revenue	602	489	23.1	–	(4.8)	27.9

Revenue(1)	8,259	8,421	(1.9)	0.1	(3.8)	1.8

Note:

(1)   The Group revised its segment structure on 1 October 2010. See “Change in segments” on page 14.

Germany

Service revenue grew by 1.1%(*) driven by strong data revenue growth of 28.5%(*), which benefited from investment to drive smartphone and Superflat Internet tariff penetration, growth in enterprise revenue supported by contract wins and continued improvement in messaging trends. The growth rate slowed compared to the previous quarter due to the impact of a termination rate cut effective from 1 December 2010, ongoing competition and a decline in fixed line revenue as customers optimised their tariffs. The long-term evolution (“LTE”) network launched commercially on 1 December 2010.

Italy

Service revenue declined by 1.4%(*), in line with the previous quarter reflecting continued economic weakness and price competition. Strong growth in data revenue of 21.7%(*) was supported by continued investment to improve the quality and coverage of the network and by the relaunch of commercial offers and promotions which contributed to a further increase in smartphone penetration. Enterprise revenue continued to grow, driven by an increase in the customer base. Growth in fixed line revenue of 8.9%(*) resulted from strong net customer additions as the closing fixed broadband customer base increased to 1.6 million on a 100% basis.

Spain

Service revenue declined by 7.4%(*) driven by continued economic weakness, including high unemployment and increased price competition. Customer investment and new integrated tariffs led to a 4.1% increase in the average contract customer base which partially offset the negative price pressures. Strong data revenue growth of 11.9%(*) was driven by the impact of an increase in smartphones sold with data bundles.

UK

Service revenue grew by 7.0%(*) driven by 29.5%(*) growth in data revenue due to the higher penetration of smartphones and data bundles. This growth was also supported by strong net contract customer additions and improved ARPU, which more than offset continued competitive pressures and weaker prepaid revenue.

OPERATING REVIEW

Other Europe

Service revenue increased by 1.2%(*) as growth in Hungary, the Netherlands and Turkey more than offset a weaker performance in the rest of the region, particularly in Greece, which continued to be impacted by the challenging economic environment and intense competitive factors.

In Turkey service revenue grew by 31.7%(*), despite a 52% cut in termination rates effective from 1 April 2010, driven by strong growth in the contract customer base and data revenue which benefited from improved brand awareness, innovative tariffs and continued network enhancement. In the Netherlands service revenue increased by 6.1%(*) due to a higher customer base and strong data and messaging growth.

OPERATING REVIEW

Africa, Middle East and Asia Pacific

Revenue increased by 17.6% reflecting a 9.0 percentage point benefit from foreign exchange rate movements. On an organic basis service revenue increased by 9.3%(*) with strong performances in both India and Vodacom. The growth was driven by strong net customer additions in key markets and continued growth from data services.

Revenue	Quarter ended		Change
	31 December			M&A	Foreign
	2010	2009	Reported	activity	exchange	Organic
	£m	£m	%	%	%	%

India	963	767	25.6	–	8.9	16.7
Vodacom(2)	1,293	1,111	16.4	(0.1)	10.9	5.6
Other Africa, Middle East and Asia Pacific(1)	955	839	13.8	1.4	5.9	6.5
Eliminations	(1)	–

Service revenue(1)	3,210	2,717	18.1	0.1	8.7	9.3

Other revenue	281	252	11.5	(4.4)	10.6	5.3

Revenue(1)	3,491	2,969	17.6	(0.4)	9.0	9.0

Note:

(1)  The Group revised its segment structure on 1 October 2010. See “Change in segments” on page 14.

India

Service revenue grew by 16.7%(*) including a 1.1 percentage point(*) benefit from Indus Towers, the Group’s network sharing joint venture. Growth was driven by an 8.7 million increase in net customer additions during the quarter and strong mobile voice usage, partially offset by a fall in mobile voice pricing due to strong competition in the market.

Following the purchase of 3G spectrum in nine telecom circles in May 2010, the development of the 3G network is currently underway with commercial launch planned during the quarter ended 31 March 2011.

Vodacom

Service revenue grew by 4.6%(*)(2) driven primarily by South Africa. Strong data revenue growth in South Africa offset a decline in voice revenue caused by a termination rate cut effective from 1 March 2010. Further termination rate cuts are expected on 1 March 2011. Successful commercial activity, particularly in off-peak periods, drove higher voice usage during the quarter and net customer additions returned to pre-registration levels at 1.4 million. Data revenue growth was driven by a 54.6%(*) increase in data usage due to strong growth in connect cards and smartphones.

In Vodacom’s operations outside South Africa service revenue grew by 14.0%(*) driven by strong performance in Tanzania and Mozambique, despite being impacted by challenging trading conditions in the Democratic Republic of Congo and the Gateway operations.

Other Africa, Middle East and Asia Pacific

Service revenue grew by 6.5%(*) with growth across all markets including a return to organic service revenue growth in Egypt. In Egypt service revenue grew by 1.3%(*), a 2.1 percentage point(*) improvement on the previous quarter, driven by customer growth and continued strong data performance. In Qatar the customer base reached 711,000 by the end of the quarter, with 43% of the population now actively using Vodafone services. In Ghana service revenue growth was driven by 212,000 net customer additions during the quarter supported by competitive tariffs and improved brand awareness.

Vodafone Hutchison Australia reported service revenue growth for the quarter of 10.3%(*), driven by increased data usage and contract customer growth. Integration milestones continue to be met with a store refit program underway, all retail stores now selling Vodafone services and the selection of network vendors completed for core, transmission, and managed services.

Note:

(2) Vodacom’s service revenue grew by 5.6%(*).  Excluding the impact of reclassifications between non-service revenue and service revenue during the quarter, service revenue grew by 4.6%(*).

OPERATING REVIEW

Non-controlled interests

Verizon Wireless

In the United States Verizon Wireless reported 1.0 million net mobile customer additions during the quarter bringing the closing mobile customer base to 94.1 million, up 3.2% compared to the same quarter in the previous year. Service revenue growth of 7.0%(*) was driven by the expanding customer base and robust data revenue growth primarily derived from an increase in the penetration of smartphones.

On 5 December 2010 Verizon Wireless launched its LTE network, initially available to over a third of the US population, with the aim of covering its existing 3G footprint by the end of 2013. On 11 January 2011 Verizon Wireless announced that it will be offering a CDMA (code division multiple access) version of the iPhone 4 available from 10 February 2011.

Other transactions and developments

Indian tax case

Vodafone International Holdings B.V. (“VIHBV”) believes that it has no liability for Indian withholding taxes on the Hutchison transaction in 2007 and continued to take actions to defend itself vigorously in the period. On 22 October 2010 the Indian tax authorities quantified the alleged tax liability and issued a demand for payment of INR 112.2 billion (£1.6 billion) tax and interest. On 15 November 2010 VIHBV was asked to make a deposit with the Supreme Court of INR 25 billion (£350 million) and provide a guarantee for INR 85 billion (£1.25 billion). The Supreme Court will now hear the appeal on the issue of jurisdiction on 19 July 2011. In addition, separate proceedings being taken against VIHBV to seek to treat it as an agent of Hutchison in respect of its alleged tax on the same transaction are now subject to appeal in the Bombay High Court where further actions of the Indian Tax authority are currently stayed and a hearing is scheduled for 8 February 2011. Vodafone Essar Limited’s case also continues to be stayed pending the outcome of the VIHBV Supreme Court hearing. VIHBV considers that neither it nor any other member of the Group is liable for such withholding tax or is liable to be made an agent of Hutchison.

SoftBank

On 9 November 2010 Vodafone agreed to sell to SoftBank Corp. of Japan (“SoftBank”) its interests in loan notes issued by SoftBank Mobile Corp. and preferred stock and share acquisition rights issued by BB Mobile Corp. (both subsidiaries of SoftBank Corp.), which were originally received as part of the proceeds from the sale of Vodafone Japan in 2006, for a total consideration of ¥412.5 billion (£3.1 billion).

The consideration is receivable in two tranches: ¥212.5 billion (£1.6 billion) was received in December 2010 and the remaining ¥200 billion (£1.5 billion) is expected to be received in April 2012.

The securities had a carrying value of ¥341 billion (£2.6 billion) at 30 September 2010.

ADDITIONAL INFORMATION

Service revenue – quarter ended 31 December

	Group(1)(2)		Europe (2)		Africa, Middle East and Asia Pacific (2)
	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m

Voice revenue	6,943	7,138	4,521	4,980	2,345	2,071
Messaging revenue	1,319	1,261	1,074	1,051	226	199
Data revenue	1,327	1,053	985	836	335	212
Fixed line revenue	879	862	774	780	104	82
Other service revenue	492	420	303	285	200	153
Service revenue	10,960	10,734	7,657	7,932	3,210	2,717

	% change
	Group				Europe				Africa, Middle East and Asia Pacific
		M&A	Foreign			M&A	Foreign			M&A	Foreign
	Reported	activity	exchange	Organic	Reported	activity	exchange	Organic	Reported	activity	exchange	Organic

Voice revenue	(2.7)	0.3	(0.3)	(2.7)	(9.2)	–	(3.5)	(5.7)	13.2	0.3	8.2	4.7
Messaging revenue	4.6	–	(1.3)	5.9	2.2	–	(3.4)	5.6	13.6	0.7	10.0	2.9
Data revenue	26.0	0.3	(1.5)	27.2	17.8	–	(4.9)	22.7	58.0	(2.0)	13.8	46.2
Fixed line revenue	2.0	1.5	(4.2)	4.7	(0.8)	1.6	(5.1)	2.7	26.8	0.1	4.4	22.3
Other service revenue	17.1	(0.4)	0.6	16.9	6.3	–	(3.4)	9.7	30.7	(3.1)	9.7	24.1
Service revenue	2.1	0.4	(0.8)	2.5	(3.5)	0.1	(3.8)	0.2	18.1	0.1	8.7	9.3

	Germany		Italy		Spain		UK		India		Vodacom
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	879	994	818	923	825	967	645	648	761	630	938	858
Messaging revenue	208	201	223	233	89	107	297	267	47	28	64	69
Data revenue	322	264	156	135	130	122	195	150	64	42	166	96
Fixed line revenue	466	499	145	141	77	81	8	8	2	–	57	42
Other service revenue	40	33	36	38	49	51	115	104	89	67	68	46
Service revenue	1,915	1,991	1,378	1,470	1,170	1,328	1,260	1,177	963	767	1,293	1,111

Notes:

(1)     The sum of the regional amounts may not be equal to Group totals due to Common Functions, non-controlled interests and intercompany eliminations.

(2)     The Group revised its segment structure on 1 October 2010. See “Change in segments” on page 14.

ADDITIONAL INFORMATION

Mobile customers – quarter ended 31 December 2010(1)(2)

(in thousands)
Country	1 October 2010	Net additions	Other movements	31 December 2010	Prepaid

Europe
Germany	35,693	983	–	36,676	56.1%
Italy	23,591	(78)	–	23,513	85.1%
Spain	17,107	377	–	17,484	38.7%
UK	18,976	195	–	19,171	50.8%
	95,367	1,477	–	96,844	60.7%

Other Europe
Albania	1,701	(26)	–	1,675	93.6%
Czech Republic	3,118	56	–	3,174	45.8%
Greece	4,957	(822)	–	4,135	60.4%
Hungary	2,611	75	–	2,686	54.2%
Ireland	2,183	34	–	2,217	67.2%
Malta	253	3	–	256	84.2%
Netherlands	4,851	85	–	4,936	38.5%
Portugal	6,060	64	–	6,124	81.0%
Romania	9,839	(35)	–	9,804	62.1%
Turkey	16,528	147	–	16,675	75.3%
	52,101	(419)	–	51,682	66.2%
Europe	147,468	1,058	–	148,526	62.5%

Africa, Middle East and Asia Pacific
India(3)	115,553	8,702	–	124,255	95.0%
Vodacom(4)	39,378	2,212	–	41,590	87.7%
	154,931	10,914	–	165,845	93.2%

Other Africa, Middle East and Asia Pacific
Australia	3,580	37	–	3,617	43.9%
Egypt	28,199	3,072	–	31,271	96.2%
Fiji(5)	341	(10)	(34)	297	95.5%
Ghana	2,568	212	–	2,780	99.4%
New Zealand	2,444	21	–	2,465	68.4%
Qatar	601	110	–	711	95.2%
	37,733	3,442	(34)	41,141	86.4%
Africa, Middle East and Asia Pacific	192,664	14,356	(34)	206,986	91.7%

Non-controlled interests
Poland	3,341	10	–	3,351	47.5%

Group	343,473	15,424	(34)	358,863	78.2%

Reconciliation to proportionate
Group	343,473	15,424	(34)	358,863
Non-controlling interests in subsidiaries	(69,186)	(5,326)	–	(74,512)
Associates(5)	57,676	914	17	58,607	27.1%
Proportionate	331,963	11,012	(17)	342,958	65.0%

Europe	147,461	1,059	–	148,520	62.5%
Africa, Middle East and Asia Pacific	130,171	9,324	(34)	139,461	92.3%
Non-controlled interests	54,331	629	17	54,977	19.5%

Notes:

(1)

Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Poland, Australia and Fiji) based on the Group’s equity interests. Proportionate customers are based on the Group’s equity interests in subsidiaries, joint ventures and associates. Further details of the Group’s equity interests are provided in notes 12 to 14 of the consolidated financial statements included within the Group’s 2010 annual report.

(2)	The Group revised its segment structure on 1 October 2010. See “Change in segments” on page 10.
(3)

Proportionate customers are based on equity interests at 31 December 2010. However, the calculation of proportionate customers for India also assumes the exercise of call options that could increase the Group’s aggregate direct and indirect equity interest from 59.93% to 66.98%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

(4)	Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.
(5)

Other movements relate to the acquisition of nine markets by one of Verizon Wireless’s minority interest holdings and disconnections resulting from a change in legislation relating to the registration of prepaid SIM’s in Fiji.

ADDITIONAL INFORMATION

Annualised mobile customer churn – quarter ended 31 December 2010

Country	Contract	Prepaid	Total
Germany	19.6%	30.7%	25.7%
Italy	23.6%	31.9%	30.7%
Spain	19.9%	35.4%	25.8%
UK	16.8%	54.3%	35.9%
India	21.1%	48.1%	46.7%
Vodacom	10.1%	43.9%	39.7%

OTHER INFORMATION

Notes

1.	Vodafone, the Vodafone logo and Vodacom are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.	All growth rates reflect a comparison to the quarter ended 31 December 2009 unless otherwise stated.
3.

References to the “second quarter”, “previous quarter” or “Q2” are to the quarter ended 30 September 2010 unless otherwise stated. References to “this quarter” are to the quarter ended 31 December 2010 unless otherwise stated.

4.

All amounts marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. All relevant calculations of organic growth include Vodacom at the current level of ownership and exclude all results of the Group’s business in Australia.

5.	Reported growth is based on amounts in pounds sterling as determined under IFRS.
6.

Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa and its subsidiaries, including its operations in the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania. It also includes its Gateway services and business network solutions subsidiaries.

7.	Quarterly historical information including service revenue, customers, churn, voice usage and ARPU is provided in a spreadsheet available at www.vodafone.com/investor.

Change in segments

On 9 September 2010 the Group announced a new organisation structure, effective from 1 October 2010, to enable continued improvement in the delivery of the Group’s strategic goals. Two operating regions were created. The Europe region now consists of all existing controlled business in Europe plus the Group’s interests in Czech Republic, Hungary, Romania and Turkey. The Africa, Middle East and Asia Pacific region includes the Group’s interests in Egypt, India, Ghana, Kenya, Qatar and Vodacom as well as Australia, New Zealand and Fiji. Non-controlled interests, which includes Verizon Wireless, SFR and Polkomtel, will no longer be held within the regional structures. All periods are presented on the revised basis.

On the basis of the previous organisational structure, organic service revenue growth this quarter for Europe, Africa and Central Europe and Asia Pacific and Middle East regions would have been a decline of 0.9%(*), an increase of 6.8%(*) and an increase of 12.4%(*) respectively, compared to a decline of 0.8%(*), an increase of 5.8%(*) and an increase of 12.2%(*) respectively in the second quarter.

Forward-looking statements

ADDITIONAL INFORMATION

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 which are subject to risks and uncertainties because they relate to future events. In particular, such forward-looking statements include but are not limited to statements with respect to: Vodafone’s expectations as to levels of capital expenditure for the current fiscal year; the anticipated impact of foreign exchange rate movements on the Group’s results for the current fiscal year; the Group’s expectations regarding its financial and operating performance for the current fiscal year, including revenue, adjusted operating profit, free cash flow, EBITDA margins and returns to shareholders; the impact of reduced mobile termination rates; the development of the 3G network in India; expectations regarding the integration of Vodafone Hutchinson Australia; and expectations regarding market trends including price trends. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, Vodafone’s ability to realise anticipated cost savings, the impact of legal or other proceedings, continued growth in the market for mobile services and general economic conditions.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Forward-looking statements” in our half-year financial report for the six months ended 30 September 2010 and “Principal risk factors and uncertainties” in our Annual Report for the year ended 31 March 2010. The half-year financial report and the annual report can be found on the Group’s website (www.vodafone.com). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this interim management statement will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990230	Telephone: +44 1635 664 444

Copyright © Vodafone Group 2011

-ends-

ADDITIONAL INFORMATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 09, 2011

By: /s/ R MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary